

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Boaz Weizer
Chief Executive Officer
ZOOZ Power Ltd.
4B Hamelacha St.
Lod 7152008
Israel

> **Re: ZOOZ Power Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 23, 2024**
> **File No. 333-279223**

Dear Boaz Weizer:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1

Incorporation of Certain Information by Reference, page 45

1. We note your response to prior comment 5 and reissue the comment. In this regard and notwithstanding the accounting classification of the transaction, since ZOOZ Power Ltd. is a successor issuer to a shell company you do not appear to be eligible to incorporate by reference and will not be able to do so until three years after the completion of the business combination. Please revise the Form F-1 to provide all disclosure required by the form that currently is incorporated by reference. Refer to General Instruction VI.D of Form F-1 and to the Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies issued March 31, 2021.

Boaz Weizer
ZOOZ Power Ltd.
May 30, 2024
Page 2

<u>General</u>

2.	We note your response to prior comment 7 and reissue the comment. Please expand your discussion of capital resources in the MD&A section to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Alex Dinur